SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	March 24, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso upgrades bleaching and effluent treatment at Veitsiluoto Mills

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will build a peroxide bleaching plant at its Veitsiluoto Mills to enhance the quality of magazine paper products. The biological effluent treatment plant will also be enlarged to meet future wastewater treatment requirements. The project will start in April 2003 and is scheduled to be completed in May 2004. Capital expenditure on the project will amount to EUR 30 million.

Peroxide bleaching will improve the quality, especially the brightness, of coated mechanical grades to meet customer requirements, and will facilitate development of new top-quality paper grades for the magazine paper market.

The Veitsiluoto Mills’ biological effluent treatment plant was built in 1988. The new peroxide bleaching system and the wastewater from the fine paper machines would increase the BOD7 (Biological Oxygen Demand) and COD (Chemical Oxygen Demand) load if the plant were not modernised. The modernised wastewater treatment plant will use the best available technology and meet future environmental demands as well.

For further information, please contact:

Rainer Järvelä, Vice President, Stora Enso Magazine Paper, Veitsiluoto Mills, tel. +358 2046 34519

Jarkko Tehomaa, General Manager, Veitsiluoto Mills, tel. +358 2046 34301

Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 9934 8197

www.storaenso.com

www.storaenso.com/veitsiluoto

Veitsiluoto Mills in Kemi, Finland are an integrated production facility manufacturing office papers, coated mechanical papers and sawn products. Its annual production capacity is 865 000 tonnes of paper and 290 000 cubic metres of sawn products. It is the fourth-biggest among paper and paperboard mills in Europe and has 1 500 employees.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: March 25, 2003